UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

Teléfonos de México, S.A. de C.V. (the “Issuer”)

(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)

American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”)

(Title of Class of Securities)

879403780 for L Share ADSs1

879403400 for A Share ADSs2

(CUSIP Number)

Rafael Robles Miaja

Galicia y Robles, S.C.

Boulevard Manuel Avila Camacho 24

Torre del Bosque

Piso 7

Colonia: Lomas de Chapultepec

México, D.F. 11000, México

(5255) 5540-9225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                           February 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 20)

_________________________

1             CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares, since such shares are not traded in the United States.

2             CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares, since such shares are not traded in the United States.

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 2 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 80,000 A Shares and 200,000 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 80,000 A Shares and 200,000 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,074,660 A Shares and 7,757,424,060 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% of A Shares and 45.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 3 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 16,264 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 16,264 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,757,240,324 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% of A Shares and 45.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 4 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 16,264 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 16,264 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,757,240,324 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% of A Shares and 45.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 5 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 1,048,538 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,048,538 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,758,272,598 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% of A Shares and 45.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 6 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 16,268 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 16,268 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,757,240,328 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% of A Shares and 45.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 7 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 816,268 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 816,268 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,758,040,328 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% of A Shares and 45.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 8 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 1,375,522 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,375,522 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 91,994,660 A Shares and 7,757,224,060 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,758,599,582 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% of A Shares and 45.9% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 9 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carso Global Telecom, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 91,994,660 A Shares and 7,727,558,588 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 91,994,660 A Shares and 7,727,558,588 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 7,727,558,588 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% of A Shares and 45.7% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 10 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Financiero Inbursa, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC and AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 29,655,472 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 29,655,472 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,655,472 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 11 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0008 (the “Telmex Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 297,896,640 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 297,896,640 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,896,640 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 12 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0395 (the “Telnor Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 4,770,000 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,770,000 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,770,000 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 13 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Telmex, A.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 40,000,000 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 40,000,000 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 14 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Asociación Carso, A.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 10,000,000 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 10,000,000 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 15 of 20

Item 1.	Security and Issuer.

This Amendment No. 23 (the “Twenty-Third Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”), as subsequently amended, by the Reporting Persons (as defined in the Schedule 13D), with respect to the L Shares and A Shares of Teléfonos de México, S.A. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Twenty-Third Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 2.	Identity and Background.

As described in Amendment No. 9 to the Schedule 13D filed by the Reporting Persons on March 23, 2004 (the "Ninth Amendment"), each of the Telmex Trust, the Telnor Trust, and Fundación Telmex may be deemed to be controlled by the Issuer, and the Issuer and certain of the Reporting Persons may be deemed to share beneficial ownership of all Shares beneficially owned by any of the Telmex Trust, the Telnor Trust, and Fundación Telmex. The Issuer and such Reporting Persons expressly disclaim such beneficial ownership. As described in the Ninth Amendment, Asociación Carso may be deemed to be controlled by the Slim Family, and the Slim Family may be deemed to share beneficial ownership of all Shares beneficially owned by Asociación Carso. The Slim Family expressly disclaims such beneficial ownership.

The aggregate amount of funds required to purchase the 3,612,000 L Shares purchased by GFI since the date of the last transaction reported in Schedule II of the Twenty-Second Amendment was U.S.$4,684,445. The funds used to purchase these shares were obtained from the working capital of GFI.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds required to purchase the 5,000,000 L Shares purchased by CGT since the date of the last transaction reported in Schedule II of the Schedule 13D filed by the Reporting Persons on January 9, 2006 (the “Twenty-Second Amendment”) was U.S.$6,439,190. The funds used to purchase these shares were obtained from the working capital of CGT.

The aggregate amount of funds required to purchase the 3,612,000 L Shares purchased by GFI since the date of the last transaction reported in Schedule II of the Twenty-Second Amendment was U.S.$4,684,495. The funds used to purchase these shares were obtained from the working capital of GFI.

Item 5.	Interest in Securities of the Issuer.

(a)                The Reporting Persons have, as of March 10, 2006, the following interests in the A Shares and L Shares:

	A Shares(1)		L Shares(2)
	Number	% of Class	Number	% of Class
Carlos Slim Helú(3)	92,074,660	19.4%	7,757,424,060	45.9%
Carlos Slim Domit(4)	91,994,660	19.4%	7,757,240,324	45.9%
Marco Antonio Slim Domit(5)	91,994,660	19.4%	7,757,240,324	45.9%
Patrick Slim Domit(6)	91,994,660	19.4%	7,758,272,598	45.9%

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 16 of 20

María Soumaya Slim Domit(7)	91,994,660	19.4%	7,757,240,328	45.9%
Vanessa Paola Slim Domit(8)	91,994,660	19.4%	7,758,040,328	45.9%
Johanna Monique Slim Domit(9)	91,994,660	19.4%	7,758,599,582	45.9%
CGT(10)	91,994,660	19.4%	7,727,558,588	45.7%
GFI	—	—	29,665,472	0.2%
Telmex Trust	—	—	297,896,640	2.3%
Telnor Trust	—	—	4,770,000	0.0%
Fundación Telmex	—	—	40,000,000	0.3%
Asociación Carso	—	—	10,000,000	0.1%

(1)

Based upon 473,459,952 A Shares outstanding as of March 10, 2006, as reported by the Mexican Stock Exchange. Includes A Shares held in the form of A Share ADSs. Except as otherwise indicated, all A Shares are held in the form of A Shares.

(2)

Based upon 13,007,131,436 L Shares outstanding as of March 10, 2006, as reported by the Mexican Stock Exchange. The total number of L Shares outstanding also includes L Shares held in the form of L Share ADSs. In addition, other than in the case of GFI, the Telmex Trust, the Telnor Trust, Fundación Telmex and Asociación Carso, L Share totals and percentages assume that all of the A Shares held by the Reporting Persons and 3,795,558,588 AA Shares held by CGT, which may be deemed to be beneficially owned by the Slim Family, have been converted into L Shares. In accordance with the restrictions set forth in Item 4 of the Schedule 13D filed by the Reporting Persons on February 20, 2004, the maximum number of AA Shares that could, as of the date hereof, be converted to L Shares is 3,795,558,588. Except as otherwise indicated, all L Shares are held in the form of L Shares.

(3)

Includes 80,000 A Shares and 200,000 L Shares (assuming conversion of the 80,000 A Shares) owned directly by Carlos Slim Helú, as well as A Shares and L Shares beneficially owned through GFI and CGT by trusts for the benefit of the Slim Family (the “Family Shares”).

(4)	Includes 16,264 L Shares owned directly by Carlos Slim Domit, as well as the Family Shares.
(5)	Includes 16,264 L Shares owned directly by Marco Antonio Slim Domit, as well as the Family Shares.
(6)	Includes 1,048,538 L Shares owned directly by Patrick Slim Domit, as well as the Family Shares.
(7)	Includes 16,268 L Shares owned directly by María Soumaya Slim Domit, as well as the Family Shares.
(8)	Includes 816,268 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as the Family Shares.
(9)	Includes 1,375,522 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as the Family Shares.
(10)	Includes L Shares owned directly by CGT as well as L Shares beneficially owned through its wholly-owned subsidiaries.

(b)          Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, GFI and the Issuer, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares controlled by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundación Telmex and Asociación Carso). Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

(c)          There were no transactions in A Shares and L Shares effected by the Reporting Persons during the past 60 days.

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 17 of 20

(d)          All A Shares and L Shares owned by trusts for the benefit of the Slim Family may be deemed to be beneficially owned by each member of the Slim Family that is a beneficiary of such trusts. Thus, beneficial ownership of A Shares and L Shares may be deemed to be shared by each member of the Slim Family. Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, GFI and the Issuer, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares controlled by such persons (including the Telmex Trust, the Telnor Trust, Fundación Telmex and Asociación Carso). Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, A Shares or L Shares owned by the Reporting Persons.

 (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

CGT has entered into Forward Share Purchase Transactions pursuant to which it is obligated to buy L Shares (in the form of L Shares ADSs) from a counterparty on the terms specified below. The L Shares that are the subject of each contract listed below were sold to the counterparty at the inception of such contract, but for the purposes of this Statement are treated as beneficially owned by CGT. During the time that the shares are held by the counterparty, CGT pays interest to the counterparty on an amount equal to the total purchase price.

Counterparty	Expiration Date	Number of L Shares	Purchase Price per L Share	Interest Rate
JP Morgan Chase Bank, N.A.	February 20, 2007	685,714,320	$.744	LIBOR + 1.050%
Dresdner Bank A.G.	February 4, 2008	131,492,440	$.7605	LIBOR + 0.875%
Dresdner Bank A.G.	March 27, 2008	135,318,000	$.739	LIBOR + 0.875%
Santander Central Hispano Benelux S.A. de N.V.	February 27, 2009	116,993,280	$.855	LIBOR + 0.650%
Santander Central Hispano Benelux S.A. de N.V.	March 18, 2009	117,543,360	$.851	LIBOR + 0.620%
Dresdner Bank A.G.	April 19, 2009	110,253,600	$.907	LIBOR + 0.620%
Santander Central Hispano Benelux S.A. de N.V.	May 5, 2009	115,942,040	$.8625	LIBOR + 0.620%

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 18 of 20

JP Morgan Chase Bank, N.A.	August 11, 2010	256,986,840	$.7785	LIBOR + 0.625%
Wachovia Bank National Association	September 29, 2009	123,647,640	$.80875	LIBOR + 0.625%
Santander Central Hispano Benelux S.A. de N.V.	April 12, 2010	115,540,160	$.8655	LIBOR + 0.580%
Santander Central Hispano Benelux S.A. de N.V.	May 10, 2010	114,416,480	$.874	LIBOR + 0.550%
Santander Central Hispano Benelux S.A. de N.V.	March 8, 2011	87,108,020	$1.148	LIBOR + 0.350%

Other than as disclosed herein and in Item 4 of this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.	Material to be Filed as Exhibits

*The Powers of Attorney filed as exhibits to the Schedule 13D by the Telmex Trust, the Telnor Trust, Fundación Telmex and Asociación Carso with the Commission on February 20, 2004, by CGT on February 25, 2005, and by the Slim Family and GFI on November 23, 2005 are hereby incorporated by reference. The Joint Filing Agreement filed on November 23, 2005 is hereby incorporated by reference. The Trust Agreement (Original Spanish Version) and Trust Agreement (English Translation) filed as exhibits to the Schedule 13D filed by the Reporting Persons with the Commission on May 15, 2001 are hereby incorporated by reference.

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 19 of 20

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Carlos Slim Helú
____________________________
Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
____________________________	Eduardo Valdés Acra
Marco Antonio Slim Domit	Attorney-in-Fact
____________________________	March 13, 2006
Patrick Slim Domit
____________________________
María Soumaya Slim Domit
____________________________
Vanessa Paola Slim Domit
____________________________
Johanna Monique Slim Domit
____________________________
CARSO GLOBAL TELECOM, S.A. DE C.V.
____________________________
By: Armando Ibañez Vazquez
Title: Attorney-in-Fact

GRUPO FINANCIERO INBURSA, S.A. DE C.V.
____________________________
By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

CUSIP No. 879403780 L Share ADSs 879403400 A Share ADSs	13D	Page 20 of 20

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0008
____________________________
By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0395
____________________________
By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

FUNDACION TELMEX, A.C.
____________________________
By: Adolfo Cerezo
Title: Attorney-in-Fact

ASOCIACION CARSO, A.C.
____________________________
By: Armando Ibañez Vazquez
Title: Attorney-in-Fact